Mail Stop 0308

							July 5, 2005

Steven M. Rapp
Senior Vice President
The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, NY  10589


	RE:	The Pepsi Bottling Group, Inc.
		PBG 401(k) Program
		PBG 401(k) Savings Program
		Item 4.01 Forms 8-K filed June 6, 2005
		File No. 01-14893

		Bottling Group LLC
		Item 4.01 Form 8-K filed June 6, 2005
		File No. 333-80361-01

Dear Mr. Rapp:

          We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We note that with respect to the Pepsi Bottling Group, Inc. and Bottling Group, LLC the Exhibit 16 letter from KPMG does not agree or disagree with the information in the second paragraph. Since the second paragraph discloses the fact that KPMG was dismissed, and gives the date of that event, we believe KPMG should be able to address these facts. Since the dismissal of KPMG and the engagement of Deloitte are two separate events, please consider revising your filings to report these matters in separate paragraphs. Alternatively, please revise your filings with an updated Exhibit 16 letter from KMPG confirming that they were dismissed on June 1, 2005.


Stevem M. Rapp
The Pepsi Bottling Group, Inc.
July 5, 2005
Page 2

2. With respect to the PBG 410(k) Program and the PBG 410(k)
Savings
Program, it appears you have reported a future dismissal. Please note that you are required to file an amended Form 8-K when KPMG has completed all audit work with respect to these Plans. We would expect you to disclose the date they completed all audit work, and to be able to state that there were still no disagreements through this date, if true.
3. It appears that the two Forms 8-K filed by the Plans should be signed by an authorized representative of the Plans. If Mr. Rapp is so authorized, please report his capacity for signing in your amended filings for these Plans.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	The amendments requested above should be filed within five business days from the date of this letter or we should be advised by that date when they will be filed. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Forms 8-K/A. Any questions regarding the above should be directed to Robert Burnett at (202) 551-3330, or in his absence, to Robert Benton at (202) 551-3804.

							Sincerely,



							Michael Moran
						            Accounting Branch Chief


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